Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Otonomy, Inc. for the registration of up to $150,000,000 of shares of its common stock, preferred stock, depositary shares, warrants, debt securities, subscription rights, and units and to the incorporation by reference therein of our report dated February 11, 2021, with respect to the financial statements of Otonomy, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

August 4, 2021